Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 333-109725

Titan Press Release

Lockheed Martin’s Plan To Acquire The Titan Corporation

Clears Hart-Scott-Rodino Waiting Period

San Diego, CA – Dec. 8, 2003 – Lockheed Martin Corporation (NYSE: LMT) and The Titan Corporation (NYSE: TTN) announced today that Lockheed’s planned acquisition of The Titan Corporation cleared the mandatory waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transaction is expected to close in the first quarter 2004, subject to approval by Titan’s stockholders and other closing conditions described in the merger agreement. Titan expects to establish the record and meeting dates for its stockholders’ meeting prior to the date that the SEC declares the registration statement related to the merger effective.

The companies announced the proposed transaction on September 15, 2003.

Headquartered in San Diego, California, The Titan Corporation is a leading provider of comprehensive information and communications systems solutions and services to the Department of Defense, intelligence agencies, and other federal government customers. As a provider of national security solutions, the company has approximately 11,000 employees and current annualized sales of approximately $1.9 billion.

Headquartered in Bethesda, Maryland, Lockheed Martin employs about 130,000 people worldwide and is principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services. Lockheed Martin reported 2002 sales of $26.6 billion.

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Lockheed Martin Corporation

Media Contact:    Tom Jurkowsky, (301) 897-6352

Investor Relations Contact:    James R. Ryan, (301) 897-6584

Titan Corporation

Media Contact:    Wil Williams, (858) 552-9724

Investor Relations Contact:    Laura Catalino, (858) 552-9848

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin pursuant to the terms of the merger agreement between Lockheed Martin and Titan. The proxy statement/ prospectus will be mailed to the stockholders of Titan. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger, because they will contain important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9400.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the federal securities laws. These forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties. The forward-looking statements contained in this press release include statements about the expected timing for closing of the merger. The risks and uncertainties that may affect these forward-looking statements include the potential that the closing conditions (including Titan stockholder approval) will not be satisfied, and other risks affecting Lockheed Martin’s and Titan’s businesses described in their 2002 Form 10-K and other more recent filings with the SEC. Lockheed Martin and Titan expressly disclaim a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrence.